
December 16, 2020

David-Alexandre C. Gros, M.D.
Chief Executive Officer
Novus Therapeutics, Inc.
19900 MacArthur Blvd., Suite 550
Irvine, CA 92612

> **Re: Novus Therapeutics, Inc.**
> **Registration Statement on Form S-3**
> **Filed December 11, 2020**
> **File No. 333-251305**

Dear Mr. Gros:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact David Gessert at 202-551-2326 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences